Exhibit 2.2

AMENDMENT NO. 1

TO

COMBINATION AGREEMENT

This AMENDMENT NO. 1 TO COMBINATION AGREEMENT is made and entered into as of June 15, 2004, among At Road, Inc., a Delaware corporation (“Parent”), Orion Exchangeco, Ltd., a corporation organized and existing under the Business Corporations Act (British Columbia) (together with its successors and assigns, “Exchangeco”) and MDSI Mobile Data Solutions Inc., a corporation organized and existing under the federal laws of Canada (“Company”).

RECITALS

     A. Parent, Exchangeco and Company are each party to that certain Combination Agreement dated as of April 12, 2004 (the “Combination Agreement”) pursuant to which Parent and Exchangeco have agreed to acquire all of the issued and outstanding capital stock of Company on the terms and conditions set forth therein.

     B. The parties now desire to amend the terms of the Combination Agreement in the manner set forth below.

     NOW, THEREFORE, in consideration of the premises and the covenants, promises and representations set forth in the Combination Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

     1. Section 8.1(b) of the Combination Agreement is hereby amended and restated in its entirety to read as follows:

     “(b) by either Company or Parent, if the Arrangement shall not have been consummated by September 30, 2004 for any reason (the “Termination Date”); provided, however, that if the Meeting is delayed or adjourned beyond August 4, 2004 for any reason whatsoever, the Termination Date shall be automatically extended by the number of days by which the Meeting has been so delayed or adjourned; and provided further that if, on the Termination Date the only condition to effecting the Arrangement remaining to be satisfied is the effectiveness of the Form S-3 as contemplated by Section 7.1 (e)(iv), then the Termination Date shall automatically be extended to November 30, 2004; provided further, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Arrangement to occur on or before such date and such action or failure to act constitutes a breach of this Agreement.”

     2. The definition of ‘Election Deadline’ in Section 1.1 of the Form of Plan of Arrangement attached as Exhibit C to the Combination Agreement is deleted and replaced with the following definition: “‘Election Deadline’ means 5:00 pm (Vancouver time) at the place of deposit on the date which is two Business Days immediately prior to the Effective Date”.

     3. The provisions of Article IX of the Combination Agreement are hereby incorporated by reference into this Amendment No. 1 and shall be deemed applicable to this Amendment No. 1 as if they had been set forth herein in their entirety. Except as otherwise modified by the terms of this Amendment No. 1, the terms of the Combination Agreement shall remain in full force and effect and all such terms are hereby ratified and confirmed.

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 1 to be executed by their duly authorized respective officers as of the date first written above.

AT ROAD, INC.

By:	/s/ Krish Panu

Name:	Krish Panu

Title:	Chairman and CEO

ORION EXCHANGECO, LTD.

By:	/s/ Krish Panu

Name:	Krish Panu

Title:

MDSI MOBILE DATA SOLUTIONS, INC.

By:	/s/ Erik Dysthe

Name:	Erik Dysthe

Title:	Chairman & CEO

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